

October 28, 2011

Via E-mail
Mr. Joseph M. Squeri
Chief Financial Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road
Suite 410
Reston, VA 20190

> **Re: Comstock Homebuilding Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 17, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 12, 2011**
> **File No. 1-32375**

Dear Mr. Squeri:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Critical Accounting Policies and Estimates, page 25

1.   Please tell us what consideration you have given to including your accounting policy for the consolidation of variable interest entities as a critical accounting policy.

Signatures, page 43

2.   Comstock's controller or principal accounting officer also must sign the annual report on Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) General Instruction D(2) to Form 10-K, and revise in future filings.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

3.   We refer to the gain on deconsolidation of subsidiaries of $2.0 million and the gain on troubled debt restructuring of $3.4 million, both recorded in 2009. We assume that part of the gain on the deconsolidation of subsidiaries is related to the real estate assets and debt disclosed in note 18 to your financial statements. Please confirm that our understanding is correct. It is not clear, however, as to what the remaining amount is related to and to what the troubled debt restructuring refers to. In this regard, please tell us the facts and circumstances that resulted in the recording of each of these gains in 2009.

Definitive Proxy Statement on Schedule 14A

Nominees for Director Standing for Election, page 4; Continuing Directors with Terms Expiring in 2012, page 5; and Continuing Directors with Terms Expiring in 2013, page 5

4.   In future filings, describe briefly the business experience during the past five years of Messrs. David M. Guernsey, James A. MacCutcheon, Norman D. Chirite, Socrates Verses, and A. Clayton Perfall. See Item 401(e)(1) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Exhibit 32.1

5.   Since the 906 certifications by the principal executive officer and principal financial officer refer to the wrong report, please file a full amendment, including new 302 certifications, to the quarterly report on Form 10-Q for the quarter ended June 30, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Jay E. Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief